SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Director Shareholding, dated June 17, 2005.

ScottishPower Employee Share Ownership Plan

The Trustees of the ScottishPower Employee Share Ownership Plan ("the Plan") transferred 14,686 Ordinary Shares of 50p each from Lloyds TSB Registrars Corporate Nominee Limited AESOP 1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares) during the period 10 May 2005 to 13 June 2005. The transfer was made either following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchases or who have withdrawn shares from the plan to which forfeitable shares were linked.

Scottish Power plc directors named below, together with 7,742 employees, are potential participants in the Plan and are to be treated as interested in the 305 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP 2 (unallocated shares) on 13 June 2005.

Ian Russell
David Nish
Charles Berry

Further enquiries:

Alan McCulloch
Assistant Secretary
01698 396414

June 17, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 17, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary